Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 2, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Relevant Information

To whom it may concern,

We are writing to you to inform that on the date hereof the Board of Directors of Grupo Financiero Galicia S.A., in compliance with the decision made at the Ordinary and Extraordinary Shareholders´ Meeting held on April 25, 2017, has decided to make available to the shareholders of the company from May 9, 2017, a cash dividend in the amount of Ps. 240,000,000 corresponding to the 2016 fiscal year.

Please note that, in accordance with the relevant regulations currently in place, we will timely provide the requisite cash payment report.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com